FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

January, 2013

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, January 29, 2013

Mr. Fernando Coloma C.
Securities and Insurance Superintendent
Santiago, Chile

REF: SIGNIFICANT EVENT

Dear Sir,

     In accordance with articles 9 and 10, paragraph 2 of the Securities Market Law 18,045, the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers bestowed upon me, I hereby inform you as significant event:

     In the context of the procedure of the international arbitration regarding the differences between the parties of the contract “Contracto de Construcción Llave en Mano de la Central Termoeléctrica Bocamina II” owned by Endesa Chile, that was initiated by a request for arbitration filed by our Company in October 2012 at the International Chamber of Arbitration in Paris (CII), Endesa Chile has been notified by the Technical Secretariat of the International Chamber of Arbitration in Paris that the members of the Consortium SES-TECNIMONT, have proceeded separately to answer the request for arbitration of Endesa Chile which contained their claims and with it, have sued Endesa Chile for an amount of US$MM 1,294, in the case of Tecnimont and US$MM 15, in the case of SES.

     Endesa Chile considers that the counterclaims are unfounded, whereby our Company will defend its position in this arbitration, believing that has the right and the facts supporting the Company´s position in this dispute, justifying the collection of the bank performance bonds in relation with the serious breaches of the Consortium.

     In consideration of the foregoing, and considering the lack of foundation for the applicants´ claims, as today there are no financial impacts on the assets, liabilities or results of the Company.

     Yours sincerely,

Joaquín Galindo V.
Chief Executive Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: January 29, 2013